Exhibit 99.3

CONVERTIBLE PROMISSORY NOTE

Principal Amount: $29,250.	Issue Date: July 14, 2018

FOR VALUE RECEIVED, Klever Marketing, Inc., a Delaware corporation (the "Issuer"), issues this convertible promissory note (the "Note") and promises to pay to Jerry P. Wright a Utah resident having the address of 11477 South Markridge Circle, South Jordan UT 84095, or his assigns (the "Holder") the principal amount of $29,250. (the "Principal Sum"), plus interest and any other fees according to the terms herein. This Note will become effective only upon execution by both parties.

The maturity date (the "Maturity Date") of this Note is two years from the issue date referenced above (the "Issue Date") and is the date upon which the Principal Sum, as well as any unpaid interest and other fees due hereunder, shall be due and payable.

1.        Interest. No interest shall accrue on the Principal Sum except as set forth in Section 6 below.

2.        Conversion. The Holder has the right, at any time after the Issue Date, at its election, to convert all or part of the outstanding and unpaid Principal Sum, as well as any other fees pursuant to the terms hereof but not including interest, into shares of fully paid and non-assessable shares of common stock of the Issuer per the following conversion formula: number of shares receivable upon conversion equals the dollar conversion amount divided by the Conversion Price (as defined hereinafter). The "Conversion Price" shall be the average of the closing prices of such common stock during the three (3) trading days immediately preceding the conversion as reported on OTCMarkets.com or a successor website. Unless otherwise agreed in writing by both parties, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the common stock outstanding of the Issuer. Conversions may be delivered to the Issuer by method of the Holder's choice (including but not limited to email, facsimile, mail, overnight courier, or personal delivery). If no objection is delivered from the Issuer to the Holder regarding any variable or calculation within a conversion notice provided by the Holder to the Issuer within 24 hours of delivery of the conversion notice, the Issuer shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such notice of conversion and waived any objection thereto. The Issuer shall deliver the shares from any conversion to the Holder (in any name directed by the Holder) within three (3) business days of conversion notice delivery.

3.        Conversion Delays. If the Issuer fails to deliver shares in accordance with the timeframe stated in Section 2, the Holder, at any time prior to selling all of those shares, may rescind any portion, in whole or in part, of that particular conversion attributable to the unsold shares and have the rescinded conversion amount returned to the Principal Sum with the rescinded conversion shares returned to the Issuer (under the Holder's and the Issuer's expectations that any returned conversion amounts will tack back to the original date of the Note). In addition, for each conversion, in the event that shares are not delivered by the fourth business day (inclusive of the day of conversion), a penalty of $100 per day will be assessed for each day after the third business day (inclusive of the day of the conversion) until share delivery is made; and such penalty will be added to the Principal Sum of the Note (under the Holder's and the Issuer's expectations that any penalty amounts will tack back to the original date of the Note).

4.        Lock Up; Leak Out. The Holder agrees that for all shares of the Issuer's common stock issued to the Holder hereunder, the Holder shall not sell any such shares for at least two days after receipt of such shares (such that Holder's broker shall not sell short any shares after issuing a notice of conversion but before Holder's broker receives conversion shares). The Holder also agrees that the Holder shall not sell a number of shares of Issuer's common stock on any trading day exceeding (i) ten percent (10%) of the daily trading volume of the Issuer's common stock (the "Trading Volume") during any trading day when the Trading Volume is less than 200,000 shares, or (ii) twenty percent (20%) of the Trading Volume during any trading day when the Trading Volume is equal to or greater than 200,000 shares.

5.        Default. The following are events of default under this Note: (i) the Issuer shall fail to pay any shares upon a conversion of this Note when due and payable hereunder; or (ii) a receiver, trustee or other similar official shall be appointed over the Issuer or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; or (iii) the Issuer shall become insolvent or generally fails to pay, or admits' in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any; or (iv) the Issuer shall make a general assignment for the benefit of creditors; or (v) the Issuer shall file a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); or (vi) an involuntary proceeding shall be commenced or filed against the Issuer; or (vii) the Issuer shall lose its status as "DTC Eligible," or the Issuer's shareholders shall lose the ability to deposit (either electronically or by physical certificates, or otherwise) shares into the DTC System; or (viii) the Issuer shall become delinquent in its filing requirements as a fully-reporting issuer registered with the United States Securities and Exchange Commission (the "SEC"); or (ix) the Issuer shall fail to meet all requirements to satisfy the availability of Rule 144 to the Holder or its assigns including but not limited to timely fulfillment of its filing requirements as a fully-reporting issuer registered with the SEC, the requirements to complete XBRL filings, and the posting of such filings on the Issuer's website.

1

6.        Remedies. In the event of any default, the outstanding principal amount of this Note, plus accrued but unpaid interest, liquidated damages, fees and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder's election, immediately due and payable in cash at the Mandatory Default Amount. The Mandatory Default Amount means the greater of (i) the outstanding principal amount of this Note, plus all accrued and unpaid interest, liquidated damages, fees and other amounts hereon, divided by the Conversion Price on the date the Mandatory Default Amount is either demanded or paid in full, whichever has a lower Conversion Price, multiplied by the VWAP on the date the Mandatory Default Amount is either demanded or paid in full, whichever has a higher VWAP, or (ii) the outstanding principal amount of this Note, plus 100% of accrued and unpaid interest, liquidated damages, fees and other amounts hereon. Commencing five (5) days after the occurrence of any event of default that results in the eventual acceleration of this Note, the interest rate on this Note shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. In connection with such acceleration described herein, the Holder need not provide, and the Issuer hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the note until such time, if any, as the Holder receives full payment pursuant to this Section 6. No such rescission or annulment shall affect any subsequent event of default or impair any right consequent thereon. Nothing herein shall limit the Holder's right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Issuer's failure to timely deliver certificates representing shares of Common Stock upon conversion of the Note as required pursuant to the terms hereof.

7.        No Shorting. The Holder agrees that so long as this Note from the Issuer to the Holder remains outstanding, the Holder will not enter into or effect any short sales of the common stock of the Issuer or hedging transactions which establish a net short position with respect to the common stock of the Issuer. The Issuer acknowledges and agrees that upon delivery of a conversion notice by the Holder, the Holder immediately owns the shares of common stock described in the conversion notice, and any sale of those shares issuable under such conversion notice would not be considered short sales.

8.        Assignability. The Issuer may not assign this Note. This Note will be binding upon the Issuer and its successors and will inure to the benefit of the Holder and its successors and assigns and may be assigned by the Holder to anyone without the Issuer's approval.

9.        Governing Law. This Note will be governed by, and construed and enforced in accordance with, the laws of the State of Utah, without regard to the conflict of laws principles thereof. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Delaware or in the federal courts located in Salt Lake City, Utah. Both parties and the individuals signing this Agreement agree to submit to the jurisdiction of such courts.

10.     Delivery of Process by the Holder to the Issuer. In the event of any action or proceeding by the Holder against the Issuer, and only by the Holder against the Issuer, service of copies of summons and/or complaint and/or any other process which may be served in any such action or proceeding may be made by the Holder via U.S. Mail, overnight delivery service such as FedEx or UPS, email, fax, or process server, or by mailing or otherwise delivering a copy of such process to the Issuer at its last known address as set forth in its most recent SEC filing.

11.     Attorney Fees. If any attorney is employed by either party with regard to any legal or equitable action, arbitration or other proceeding brought by such party for enforcement of this Note or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Note, the prevailing party will be entitled to recover from the other party reasonable attorneys' fees and other costs and expenses incurred, in addition to any other relief to which the prevailing party may be entitled.

12.     Notices. Any notice required or permitted hereunder (including conversion notices) must be in writing and either personally-served, sent by facsimile or email-transmission, or-sent-by overnight courier. Notices will be deemed effectively delivered at the time of transmission if by facsimile or email, and if by overnight courier the business day after such notice is deposited with the courier service for delivery.

In witness whereof, the Issuer and the Holder have executed this Note effective as of the Issue Date set forth above.

THE ISSUER	THE HOLDER:

Klever Marketing, Inc.	Jerry P. Wright

/s/Pau l G. Begum	/s/Jerry P. Wright
Name: Paul G. Begum
Title: CEO/Chairman	Individually

2